

Mail Stop 4720

July 15, 2016

Via Email
Sheila E. Ray
Chief Financial Officer
State Bank Financial Corporation
3399 Peachtree Road, NE, Suite 1900
Atlanta, GA 30326

> **Re: State Bank Financial Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 26, 2016**
> **File No. 001-35139**

Dear Ms. Ray:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2015

Item 6. Selected Financial Data

GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures, page 42

1. You disclose several Non-GAAP adjustments that remove certain acquisition related expenses (merger-related expenses and severance costs). In this regard, we note that you have completed 14 bank acquisitions between July 24, 2009 and December 31, 2015, and four acquisitions in the past two years. We note that you also entered into agreements to acquire S Bankshares and NBG Bancorp in 2016, so it appears that acquisition of businesses has, and will continue to be, a key strategy to achieve growth and the removal of these Non-

GAAP adjustments may be inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

Notes to Consolidated Financial Statements

Note 1: Nature and Business and Summary of Significant Accounting Policies

Loans Held-for-Sale, page 95

2. Please revise future filings to include a rollforward of the recourse liability for mortgage loans previously sold to the extent material. Please show us what your disclosure will look like in your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dave Irving at (202) 551-3321 or me at (202) 551-3752 if you have questions.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief
Office of Financial Services